SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________ .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Hourly Employees Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	10

SIGNATURES	11

EXHIBIT – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Meritor Employee Benefit Plan Committee
and Participants
We have audited the accompanying statements of net assets available for benefits of the Meritor, Inc. Hourly Employees Savings Plan (the "Plan") as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 15, 2016

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS
Participant-Directed Investments
Mutual funds	$12,208,207	$14,555,076
Common collective fund	5,822,881	6,111,005
Common stock	1,067,441	2,665,079
Total investments at fair value	19,098,529	23,331,160
Contributions receivable	558	6,835
Participant notes receivable	30,119	72,688
NET ASSETS AVAILABLE FOR BENEFITS	$19,129,206	$23,410,683
See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTRIBUTIONS
Participant contributions	$132,977
Employer contributions, net of forfeitures	215,663
Total contributions, net of forfeitures	348,640
INVESTMENT INCOME (LOSS)
Dividends	823,802
Net depreciation in fair value of investments	(1,446,039)
Net investment loss	(622,237)
Interest from participant notes receivable	437
Total additions- Net	(273,160)
DEDUCTIONS
Benefits paid to participants	(4,000,239)
Administrative expenses	(8,078)
Total deductions	(4,008,317)
DECREASE IN NET ASSETS	(4,281,477)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	23,410,683
End of year	$19,129,206
See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN
The following description of the Meritor, Inc. Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.
General – The Plan is a defined contribution retirement savings plan covering certain eligible union hourly employees of Meritor, Inc. (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees may contribute up to 50% of their compensation, by electing to defer receipt of compensation (pre-tax contribution), or authorizing deductions from compensation (after-tax contribution), subject to limits prescribed under the IRC. Participants can elect to have their contributions invested in 5% increments in various investment funds.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.
Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan. Subsequent to March 1, 2016, the Plan was frozen for the entry of new participants and for future contributions of existing participants.
Employer Fixed Contributions – Certain Newark union employees are eligible for an employer fixed contribution ranging from 1.5% to 6% of eligible compensation depending on their age, union affiliation, and date of hire. These contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. These contributions are invested according to the investment mix participants have elected for their own contributions.
Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s Fixed Contributions, if applicable, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. The Plan currently offers 20 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.
Vesting – Amounts attributable to participant and rollover contributions are fully vested at all times. Employer Fixed Contributions vest in annual 20% increments beginning with the completion of the participant's second year of service. Participants become fully vested after they reach six years of service. Forfeited Employer Fixed Contributions are netted against future employer contributions.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability, or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 ½. Upon termination of service due to death, disability, retirement, or other

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in his or her account as a lump-sum distribution.
Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, must approve any such hardship withdrawals.
Transfers – The Company also sponsors a separate defined contribution savings plan for salaried employees and certain non-union hourly employees. The Plan allows for employees changing status between union hourly and certain non-union hourly or salaried to move invested assets to the Plan that correlates to their current status. During 2015, there were no transfers.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period or (ii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants’ accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances were 4.25%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Employer Fixed Contribution balances would become fully vested.
During 2014, the Plan experienced a partial plan termination due to the termination of greater than 20 percent of active plan participants. Partial plan termination results in all affected participants immediately vesting 100 percent of their account balances, however, as all affected employees were previously fully vested in all account balances, there were no instances of less than 100 percent vested employees immediately becoming fully vested.
On September 30, 2015, the Company closed Meritor’s Newark facility. The Company notified the affected hourly and salaried employees on April 14, 2015 that their positions were being eliminated due to the planned closure of Meritor’s Newark facility. The union hourly employees whose positions were eliminated made up substantially all remaining active participants of the Plan receiving Employer Fixed Contributions. Given the closure of the facility, the Plan experienced a partial plan termination during 2015, and all affected union hourly employees became fully vested in their Employer Fixed Contributions balance upon termination of employment in 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

Investment Valuation – The Plan's investments are stated at fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The common collective fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date. See Note 4 for Fair Value Measurements Disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required by the plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.
Benefit Payments – Benefit payments to participants are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Change in Presentation – The presentation of the stable value common collective fund for 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board, and had no effect on total net assets available for benefits or the change in net assets available for benefits.
New Accounting Pronouncement – In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”), which exempts investments measured using the net asset value practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.  In Note 4, Plan assets of $5.8 million and $6.1 million are disclosed as investments measured using the practical expedient as of December 31, 2015 and 2014, respectively.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

3.	INVESTMENTS
The Plan’s significant investments as of December 31, 2015 and 2014 are as follows:

	2015	2014
Mutual Funds:
T. Rowe Price Growth and Income Fund	$1,274,810	$1,391,360
T. Rowe Price Mid-Cap Growth Fund	1,032,440	1,134,191
T. Rowe Price Retirement 2025 Fund	994,804	1,070,747
T. Rowe Price Retirement 2030 Fund	1,327,734	1,452,088
T. Rowe Price Retirement 2035 Fund	1,765,846	2,022,435
Vanguard Institutional Index Fund	2,667,881	3,197,458
Common Collective Fund:
T. Rowe Price Stable Value Common Trust Fund	5,822,881	6,111,005
Common stock:
Meritor, Inc.	1,067,441	2,665,079
During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(514,046)
Common stock - Meritor, Inc.	(931,993)
Net depreciation	$(1,446,039)

4.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2015 and 2014 and the valuation techniques used by the Plan to determine those fair values.

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The Plan also holds contributions receivable, which is not measured at fair value on a recurring basis. The fair value of contributions receivable approximates its carrying amount in the accompanying financial statements due to its short maturity. Under the fair value hierarchy, contributions receivable is valued primarily using Level 3 inputs.
Investments measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Balance	Level 1
Mutual Funds:
Equity investments	$6,118,952	$6,118,952
Fixed income investments	706,747	706,747
Retirement-year based investments	5,382,508	5,382,508
Common stock - Meritor, Inc.	1,067,441	1,067,441
Total	13,275,648	$13,275,648
Investments measured at net asset value:
Common collective fund (1)	5,822,881
Total investments at fair value	$19,098,529
Investments measured at fair value on a recurring basis at December 31, 2014 are as follows:

	Balance	Level 1
Mutual Funds:
Equity investments	$6,986,212	$6,986,212
Fixed income investments	1,075,532	1,075,532
Retirement-year based investments	6,493,332	6,493,332
Common stock - Meritor, Inc.	2,665,079	2,665,079
Total	17,220,155	$17,220,155
Investments measured at net asset value:
Common collective fund (1)	6,111,005
Total investments at fair value	$23,331,160
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund. There were no unfunded commitments with this class.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2015 and 2014.

5.	TAX STATUS
The Internal Revenue Service (IRS) originally determined and informed the Company by a letter dated March 17, 2010, that the Plan was designed in accordance with applicable sections of the IRC. Effective January 1, 2014, the Plan was amended and restated using a prototype plan document. The prototype plan has received a favorable opinion letter from the IRS that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought its own determination letter since the January 1, 2014 amendment and restatement date. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2012.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2015 and 2014, the Plan held 127,837 and 175,913 shares, respectively, of common stock of Meritor, with a fair value of $1,067,441 and $2,665,079, respectively. During the year ended December 31, 2015, the Plan recorded no dividend income from common stock of Meritor.
Certain administrative expenses of the Plan are paid by the Company, which qualify as party-in-interest transactions.

7.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to an adjustment to fair value for the common collective trust fund being recorded on the Form 5500. The net assets on the financial statements were lower than those on Form 5500 by $4,883 and $89,889 at December 31, 2015 and 2014, respectively. Additionally, the decrease in net assets on the Form 5500 for the year ended December 31, 2015 is higher than that on the financial statements by $85,006.

MERITOR, INC.                                      Schedule 1
HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015                        EIN 38-3354643, Plan No. 335

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds
	Blackrock	Equity Div I	**	$48,203
	Pimco	U.S. Total Return Instl	**	706,747
	Vanguard	Institutional Index Fund	**	2,667,881
	Vanguard	Total Intl Stock Index	**	218,246
	PNC	PNC Small Cap Interest	**	353,786
*	T. Rowe Price	Mid-Cap Growth Fund	**	1,032,440
*	T. Rowe Price	Growth and Income Fund	**	1,274,810
*	T. Rowe Price	Growth Stock Fund	**	513,232
*	T. Rowe Price	Prime Reserve Fund	**	10,355
*	T. Rowe Price	Retirement 2005 Fund	**	5,428
*	T. Rowe Price	Retirement 2010 Fund	**	107,898
*	T. Rowe Price	Retirement 2015 Fund	**	140,905
*	T. Rowe Price	Retirement 2020 Fund	**	651,240
*	T. Rowe Price	Retirement 2025 Fund	**	994,804
*	T. Rowe Price	Retirement 2030 Fund	**	1,327,734
*	T. Rowe Price	Retirement 2035 Fund	**	1,765,846
*	T. Rowe Price	Retirement 2040 Fund	**	219,935
*	T. Rowe Price	Retirement 2045 Fund	**	56,861
*	T. Rowe Price	Retirement 2050 Fund	**	25,608
*	T. Rowe Price	Retirement 2055 Fund	**	86,248
		Common Collective Fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	5,827,764
*	Meritor	Meritor, Inc. common stock	**	1,067,441
*	Participant notes receivable	Participant notes receivable bearing interest at 4.25%		30,119
		Total		$19,133,531
* Party-in-interest
** Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

By:	/s/ Timothy Heffron

Timothy Heffron, Vice President, Human Resources and Chief Information Officer, Employee Benefit Plan Committee Member

June 15, 2016